HOUSEHOLD

"LENDING TO THE MIDDLE MARKET FOR 125 YEARS"

Dave Schoenholz
President and Chief Operating Officer

January 21-22, 2003

HOUSEHOLD

- Established in 1878
- Recognized leader in U.S. consumer lending
  - Leading market share in all businesses
  - Leading brand names in consumer finance
  - Profitable and growing credit card businesses – private label and bank card
- Extensive customer base and distribution network
  - 53+ million customers
  - Nationwide branch network, direct mail and e-commerce
  - Significant distribution through alliances and business partnerships

HOUSEHOLD

- Consistent financial performance
  - Disciplined and sustainable asset growth
  - Strong margins and returns on a total and risk-adjusted basis
- Leads “Best Practices” in consumer finance

A DIVERSIFIED CONSUMER LENDER

Multiple Products


First Mortgage Correspondent 12%
First Mortgage Branch 24%
Auto Finance 7%
MasterCard/Visa 18%
Second Mortgage 7%
Personal Non-Credit Card Products (Unsecured) 18%
Private Label 14%

$107 Billion in Managed Receivables in U.S., Canada and U.K. at 12/31/2002

HOUSEHOLD'S CUSTOMER BASE

Household's 53 million customers have the following characteristics:

- Average age between 40–50
- Average household income between $45,000 and $60,000
- Average home value* between $120,000–$175,000
- Average auto value** between $12,000–$15,000



Subprime
20%
Near Prime
17%
Prime
63%

Note: Based on outstanding managed receivables as of June 30, 2002.

**   U.S. real estate secured loan customers*

*** Auto finance customers*

HOUSEHOLD'S CORE CUSTOMER IS THE MIDDLE INCOME MARKET

Customers can be classifed as:

Prime (green) | *Near Prime* (yellow) | *Subprime* (purple)

PROBABILITY OF DEFAULT

EXPECTED LOSS GIVEN DEFAULT	Low	Medium	High
Low	(Prime)	Real Estate Secured – 1st Lien (Prime)	(Prime)
Medium	(Prime)	Real Estate Secured – 2nd Lien (Near Prime)	Auto (Subprime)
High	Credit Card — GM Credit Card — UP Private Label (Prime)	PHL; Credit Card – Household Bank (Near Prime)	Subprime credit card Branch unsecured (Subprime)

Probability of Default: Determined by the credit score. General bands are as follows:
Low: >660
Medium: 580-660
High: <580

Expected loss given default: What percent of the loan is at risk given default
Low: <25%
Medium: 25% to 75%
High: >75%

HOUSEHOLD’S DISTRIBUTION CHANNELS

1,714 Branch offices in 45 states in the United States; United Kingdom, Ireland and Canada

Over **140** retail merchants at **70,000** retail locations throughout the United States, United Kingdom and Canada

Over **10,500** franchised auto dealerships throughout the United States

3,500 tax preparer relationships with approximately **12,000** outlets in the United States



Branch Offices
Retail Merchants
Tax Preparation Services
Internet
Alliance Relationships
Telesales Direct Mail
Corres-pondents
Auto Dealerships
Varied Distribution Channels

Over **250** correspondent relationships with mortgage bankers; broker relationships through Decision One Mortgage

49 Internet web sites, including Household affiliate and merchant sites

HOUSEHOLD'S CONSUMER LENDING FRANCHISE*

Nationwide Coverage, Well-Diversified



West (U.S. Population 8%)	
Mortgage Services	8%
Consumer Lending	11%
Bank Card	7%
Private Label CC	6%
Auto	4%

Midwest (U.S. Population 23%)	
Mortgage Services	23%
Consumer Finance	23%
Bank Card	28%
Private Label CC	27%
Auto	17%

Northeast (U.S. Population 11%)	
Mortgage Services	6%
Consumer Lending	11%
Bank Card	14%
Private Label CC	9%
Auto	4%

California (U.S. Population 12%)	
Mortgage Services	18%
Consumer Lending	15%
Bank Card	12%
Private Label CC	13%
Auto	12%

Mid Atlantic (U.S. Population 13%)	
Mortgage Services	10%
Consumer Lending	15%
Bank Card	14%
Private Label CC	12%
Auto	15%

Southwest (U.S. Population 14%)	
Mortgage Services	8%
Consumer Lending	8%
Bank Card	11%
Private Label CC	14%
Auto	18%

Southeast (U.S. Population 19%)	
Mortgage Services	27%
Consumer Lending	18%
Bank Card	14%
Private Label CC	19%
Auto	30%

* *Represents % distribution of managed receivables as of December 31, 2002*

CHARACTERISTICS OF HOUSEHOLD'S BUSINESS MODEL

- Centralized approach to business
- Sales skills and culture
- Partnering skills and culture
- Low cost producer
- "Best in Class" technology
- Strong marketing and credit management analytics

HOUSEHOLD

FINANCIAL PERFORMANCE

PROFITABILITY

($ Millions)

CAGR of 18.6%



908.9
1,114.3
1,428.3
1,630.6
1,847.6
1,557.8
2,130.0**
'97
'98*
'99
'00
'01
'02

* *Excludes merger related items*

** *Excludes non-recurring charges*

2002 NON-RECURRING CHARGES

Thrift Disposition

- Reduced assets by $3.6 billion and deposits by $4.3 billion
- $240 million after-tax charge in 4th quarter
- No longer strategic focus of company
- Help hit capital targets

Attorneys General Settlement

- $333 million after-tax charge in 3rd quarter
- Completed in December, 2002

DISCIPLINED, SUSTAINABLE GROWTH MANAGED RECEIVABLES

($ Billions)



CAGR of 11.2%
63.2
63.9
71.7
87.6
100.8
107.5
'97
'98
'99
'00
'01
'02*

* *Net of whole loan sales of $6.3 billion in 2002*

SUSTAINABLE, SUPERIOR RETURNS
RETURN ON MANAGED ASSETS

(%)


1.34
1.54
1.92
1.85
1.83
1.31
1.80**
'97
'98*
'99
'00
'01
'02

- *Excludes merger-related items*

** *Excludes non-recurring charges*

RETURN ON AVERAGE COMMON EQUITY

(%)



17.0
17.9
23.2
23.2
24.1
17.3
23.6**
'97
'98*
'99
'00
'01
'02

- *Excludes merger-related items*

** *Excludes non-recurring charges*

CREDIT QUALITY

Managed Basis



%
6
5.5
5
4.5
4
3.5
3
2+ Delinquency
4.64
4.90
4.66
4.20
4.46
4.63
4.53
4.82
5.24
Without Loan Sales*
4.75
5.06
3.84
4.29
4.13
3.64
3.73
4.09
4.26
4.39
4.39
Charge-offs
'97
'98
'99
'00
'01
1Q' 02
2Q' 02
3Q' 02
4Q' 02

- *Excluding loan sales of $1.6 billion in 3Q'02 and $3.8 billion in 4Q'02.*

MANAGED RESERVES

A Strong Balance Sheet



$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$2.1
$2.5
$2.5
$2.7
$3.2
$3.8
$5.1
3.56
3.99
3.99
3.72
3.65
3.78
4.74
1.24
1.16
1.10
1.00
1.07
1.05
1.13
'96
'97
'98
'99
'00
'01
'02
Reserve Levels ($ Billions)
% of Managed Receivables
% of Nonperforming Receivables Coverage

CAPITAL RATIOS



(%)
12
11
10
9
8
7
6
5
4
3
TETMA + Owned Reserves
9.14
9.36
8.93
9.35
10.03
11.87
Tangible Equity-to-Tangible Managed Assets
6.77
6.91
6.76
7.13
7.57
9.08
Tangible Common-to-Tangible Managed Assets
6.14
6.15
6.00
6.24
6.24
6.83
'97
'98
'99
'00
'01
'02

ATTORNEYS GENERAL SETTLEMENT

- Settlement primarily addressed loan disclosure issues on branch originated real estate loans
- $333 million after-tax charge taken in 3rd quarter for AG settlement, other civil litigation and related expenses
- Announced completion on December 19, 2002
- All 50 states and District of Columbia signed
- Settlement:
  - Disclosure
  - Compliance/control
  - Economic issues
- Business model unaffected
- Estimated impact on '03 results - $50 million (after-tax)

HOUSEHOLD

WHAT IS "PREDATORY LENDING?"

- No clear consensus on the definition of predatory lending
  - "I don't know how we can hope to address the problem before we have decided what it is…"

    Former U.S. Senator, Phil Graham
  - "The predatory lending story is one of anecdotes; it is very hard to get data."

    Federal Reserve Board Governor Edward Gramlich
- Responsible lenders agree that predatory activities include:
  - Making unaffordable loans based solely on the home value rather than the borrower's ability to repay ("equity stripping")
  - Inducing the borrower to refinance a loan repeatedly in order to charge high points and fees ("loan flipping")
  - Engaging in fraud or deception to conceal the true nature of the loan obligation
- Other areas of discussion – points/fees, prepayment penalties, insurance sales, non-standard loan features

POLITICAL ENVIRONMENT

- Despite no formal definition of predatory lending, over 20 state jurisdictions have instituted high cost mortgage/predatory lending legislation
  - A comparable number of cities and counties have enacted similar local ordinances
  - May result in restricted consumer credit options
  - Raises cost to comply with various state, county and city mortgage lending laws and regulations
- United States Congress has yet to implement a federal, preemptive solution, although such a bill was recently introduced

POLITICAL ENVIRONMENT

- Activists placed considerable pressure on major players (Citifinancial, Household)
  - Negative media articles
  - Class action litigation
- State Attorneys General and Banking Regulators are responding to public pressure to take action
  - Citifinancial settled with DOJ
  - Household settled with state AG's
  - Wells Fargo currently being sued by California Department of Corporations

HOUSEHOLD'S UNIQUE OPPORTUNITY

- The company's stringent consumer lending policies, which include provisions agreed to in the recent settlement with state attorneys general, are *industry leading* and are endorsed by state regulatory bodies:
  - *"Household Finance has shown important leadership in this collaborative effort to better inform and protect borrowers."*
    Utah Attorney General Mark Shurtleff
  - *"We trust that this settlement will transform Household into a model for other lenders to follow."*
    Washington Attorney General Christine Gregoire
  - *"Household should be commended for working to adopt innovative new programs to strengthen compliance and improve disclosure. We anticipate this landmark agreement with Household will set a new standard for the entire subprime lending business."*
    Delaware Bank Commissioner Robert Glen

HOUSEHOLD

HOUSEHOLD'S UNIQUE OPPORTUNITY

- Policies are setting the standard
- Low cost producer
  - Centralized capabilities to efficiently comply with various legislative proposals
  - Ability to gain further market share
    - Policies are the most consumer-friendly in the marketplace
  - Capability to advocate for federal legislative solution
    - Existing regulatory dialogue
    - Member of industry coalition pushing for Congressional action in 2003

ORGANIZATION CHART


HOUSEHOLD
CONSUMER FINANCE
Consumer Lending $43 Billion Tom Detelich
Direct Lending $1 Billion Tom Detelich
Mortgage Services $17 Billion Doug Friederich
Retail Services $13 Billion Sandy Derickson
Auto Finance $7 Billion Walter Menezes
DOMESTIC CREDIT CARD
Credit Card Services $18 Billion Bobby Mehta
INTERNATIONAL
United Kingdom $7 Billion Adrian Hill
Canada $1.5 Billion Patrick Burke
OTHER
Insurance Services
Refund Lending
Corporate
Treasury

HOUSEHOLD

CONSUMER LENDING

Tom Detelich
Group Executive

January 21-22, 2003

OUR OPERATING MODEL

- 1,359 distributed retail branches
- Direct lending channel
- 7 centralized collection, underwriting and customer service sites
- Centralized support functions:
  - Marketing
  - Human resources
  - Credit risk
  - Policy and compliance
  - Financial control

KEY COMPETITIVE ADVANTAGES

- Operating model
  - Distributed branch network
  - Centralized support
  - Low cost producer
- Lead delivery platform/technology
  - "Next best lead" segmentation
  - Optimization of leads across the branch network
  - Centralized control of the sales efforts
- Proprietary front-end sales engine: Vision

Beneficial

KEY COMPETITIVE ADVANTAGES

- Credit risk approach
  - Proprietary scorecards and modeling
  - Niche market approach to underwriting
- Direct marketing expertise
  - CIM: data marts for both customer acquisition and relationship management
  - Unique blend of both marketing and credit risk analytical talent: focus is optimization of profit

QUALITY AND CUSTOMER SATISFACTION APPROACH

- Credit policies are established by a credit committee, which includes key consumer lending executives and Household's chief credit officer
- Proprietary, internally developed scorecards, built on experience with these products, are used to underwrite 100% of our lending
  - No automated decisions occur on secured lending
  - All decisions are handled at a centralized facility
  - Consideration given to credit policy, collateral, ability to pay and verification of title and income
  - Unsecured applications may be manually underwritten or auto-decisioned

Beneficial

QUALITY AND CUSTOMER SATISFACTION APPROACH

- Underwriting utilizes an automatic bureau feed to maximize depth of credit file and geographic differences
- There is a centrally controlled appraisal and title ordering process

Beneficial

QUALITY AND CUSTOMER SATISFACTION APPROACH

- Law records
  - Rate, term, fees, and insurance based upon state requirements
- Safe
  - All form changes are centrally maintained and controlled
  - Checklist of required documents at loan close
  - Bar coding for tracking
  - Loan terms cataloged for post-comparative purposes
- On-line manuals
  - Products
  - Servicing
- On-line training
- Underwriting verification of Customer Benefits Test

Beneficial

QUALITY AND CUSTOMER SATISFACTION APPROACH

- One page disclosure
- Loan closing video
- Customer survey at loan close
- Third party customer satisfaction survey
- Mystery shopper – branch experience
- Periodic audit of the branch controls
  - Confirmation calls to the customer
  - Branch audits – over 4,000 audits conducted per year

Beneficial

ORGANIZATIONAL STRUCTURE



Thomas M. Detelich
Group Executive - Household
President - HFC/Beneficial Consumer Lending
Years with Company: 26
Managing Director-Branch Operations
Years with Company: 20
Managing Director-Operations
Years with Company: 13
Managing Director Direct Lending and Customer Retention
Years with Company: 3
Managing Director-Strategic Planning and Development
Years with Company: 14
Vice President Marketing
Years with Company: 12
Vice President Human Resources
Years with Company: 19
Vice President Credit Risk
Years with Company: 26
Chief Financial Officer
Years with Company: 19
National Director-Business Performance
Years with Company: 13
Vice President Policy and Compliance
Years with Company: .25
General Counsel
Years with Company: 15
Vice President Applications - HTS
Years with Company: 23

Current # Employees: 12,000

BUSINESS MIX

	12/31/02 Outstandings ($ Billions)	Percent of Total Outstandings
Real Estate		
First Lien	$23.8	55%
Second Lien	4.2	10
Total Real Estate	$28.0	65%
Personal Homeowner Loan (PHL)	$ 5.1	12%
Unsecured Loans	10.3	23%
Product Total	$43.4	

Beneficial

OUR BUSINESS TODAY

PRODUCTS
Secured & Unsecured Loans
- Closed-end & Revolving
- Fixed Rate & Variable Rate

CUSTOMERS
- Subprime and Non-Conforming Homeowners


CORE

CHANNELS
- Branch
- Direct Lending
- Direct Mail
- Internet Sourced

OUR BUSINESS TODAY

HFC & Beneficial Branch Offices Per State

(As of November 11, 2002)



WA 40
OR 18
CA 164
ID 10
NV 13
MT 7
WY 3
UT 9
AZ 20
CO 19
NM 10
ND 0
SD 3
NE 8
KS 18
OK 23
TX 67
MN 15
IA 9
MO 32
AR 0
LA 15
WI 14
IL 40
MS 0
MI 31
IN 37
KY 20
TN 25
AL 8
OH 94
WV 9
GA 28
FL 62
SC 17
NC 46
VA 53
PA 95
NY 91
VT 0
NH 11
ME 4
MA 27
RI 4
CT 13
NJ 40
DE 9
MD 35
HI 7

OUR CUSTOMER *

Age	43 years
Gross Household Income	$42,000
Time on Job	6.4 years
Occupation	46% white collar 29% blue collar 25% sales/other
Time at Current Address	6.0 years
Homeownership	79%

* *Data is for all products originated June 2001-June 2002*

Beneficial

OUR CUSTOMER *

Loan Purpose	35% debt consolidation
	28% current expenses/ assist family
	17% travel/other
	16% home improvement
	4% auto purchase/repair
Proximity to Branch	35% live within 5 miles
	24% live within 5-10 miles
	34% live within 10-50 miles
	7% live > 50 miles

* *Data is for all products originated June 2001-June 2002*

Beneficial

BRANCH CYCLE – REAL ESTATE


Marketing Distributes Leads Thru LMS
Branch Does Outbound Calls and Handles Inbound Calls
Branch Enters and Processes Application
Send to Underwriting for Preliminary Loan Approval

- Branch requests necessary information to complete the application: demographic, employment and earnings
- Request necessary loan documents
- Establish an appointment to discuss loan terms and benefits with the customer
- Complete and mail RESPA documents if applicable

- Underwriting reviews application, credit bureau, income documentation and ability to pay
- Underwriting preliminary grades the customer based on credit policy
- Verify customer meets Net Tangible Benefits and Customer Benefits Test
- Branch Manager orders title and appraisal from our approved vendor

BRANCH CYCLE

Real Estate


Preliminary Loan Approval Granted
N
Y
Final Loan Approval Granted
N
Y
Customer Approval Call

- Contact the customer and explain the turndown
- Determine if additional information needs to be gathered for re-consideration by Underwriting
- Review appraisal, title and income verification
- Determine if additional information needs to be gathered for re-consideration by Underwriting
- Re-grade the loan based on credit policy: ability/capacity to pay, collateral, and title infractures
- Contact the customer and review the final loan parameters and terms

BRANCH CYCLE

Real Estate

Loan Closing

- Customer watches the loan closing video
- Review loan documents
- Explain rescission and sign loan documents
- Discuss funding date and time

↓

Loan Funding

- Cut customer check(s)
- Have customer sign non-rescission notice and collect this document for the file
- Have customer complete customer survey

2003 FOCUS


Quality
Customer Satisfaction
Delivering Results

HOUSEHOLD

TECHNOLOGY

Ken Harvey
Group Executive – Chief Information Officer

January 21, 2003

HOUSEHOLD NORTH AMERICA

- Largest Static Internet Protocol Network
- 800 Million Transactions Processed Per Month
- 25 Ubiquitous Call Centers
- Leader in Neural Networking
- Leader in Point of Sale Technology “VISION”

HOUSEHOLD GLOBAL TRANSACTION FLOW



TCP/IP
Warehousing
Credit Card
Retail Card
BEST BUY
Auto
Consumer Loans
Household Finance
Real Estate
Ins.
HOUSEHOLD
Core Systems
Global Decisioning
Collections
Underwriting
Customer Care
Global Interfaces
Global Messaging
Internet
Cash Register
Call Centers Branches
VRU's Self Service
Multi-Channel Front-End

ENTERPRISE DECISIONING FLOW


Inbound Channels
Global Underwriting (Annualized Decisions)
Internet
Auto dealers
Branch Network
Merchant
Batch Vendor
Third Party
Call Centers
Global Credit Bureau
Global Decisioning
116.6 Million
Global Data Verification
Consumer Lending
6.3 Million
Retail Card
11.1Million
Credit Card
28.4 Million
Automotive
35.9 Million
Refund Lending
8.8 Million
Insurance
Rollout 2003
Customer Care
25.1 Million
Offer Optimization
.8 Million (Second Offers)
CUSTOMER

VISION METRICS

Servicing

- 7 million outbound calls
- Capacity for 15mm inbound calls
- .5 million leads serviced each week
- 35% average decrease in turn-around time for title and appraisal work

Efficiency Trends

Total Number of Loans	35% increase
Total Loan Acct Dollar Gain	20% increase
Promotional expense	4% decrease
Cost per $1,000 originated	20% decrease
Secured cost per LA $	24% decrease


External
Lead Sources
Marketing Lead Management
BSM Pool
AE Pool
Internal
Low Level Delinquency
Events
Large Payments
THE VISION SYSTEM
Trust Farm
30+ Collections
A/R
Solicitation
HOLP Letter
Take Application
In the Box
Branch Approves
Image
EFS Documents
Loan Close
Out of Box
Underwriting
Compliance Certification
Compensation

HOUSEHOLD

CREDIT MANAGEMENT

Paul Makowski
Senior Vice President – Chief Credit Officer

January 21-22, 2003

CREDIT RISK MANAGEMENT

- Credit risk management is a core competency
- Developed and managed company-wide, with common data structure and platforms
- State-of-the-art scoring and segmentation techniques
- Strategic support for batch and real time decisions
- A wealth of technological tools to facilitate implementation of complex strategies

SKILLS INVENTORY

- 700 professionals with analytic expertise
- Engaged in
  - Scorecard development
  - Customer analytics
  - Strategy implementation
  - Collections analytics
  - Underwriting decision trees
  - Loss forecasting
  - Underwriting and collections support
- Managers all have minimum of 10 years experience; almost all have MBA+

HOUSEHOLD

BUSINESS UNIT CREDIT RISK

Underwriting Practices

- Real Estate Loans
  - No auto decisioning
  - All loans are graded on multiple measurements (i.e., LTV, DTI, etc.)
  - Objective, centralized appraisal process
- Private Label
  - 90% automated
  - Incomplete applications are referred for credit review
- Credit Cards
  - Proprietary prospect database
  - Custom risk attributes and models
  - Screen all responses on back-end

BUSINESS UNIT CREDIT RISK

Underwriting Practices

- Other Unsecured Products
  - 70% automated
  - Judgmental decisions are made by experienced underwriters at central location
- PHL
  - Judgmental decisions are made by experienced underwriters at central locations
- Auto Finance
  - Decisions are based on a mix of FICO, custom score, judgment and policy rules

DECISION SUPPORT TECHNOLOGY

Common Underwriting Tool

- Complex strategies in champion/challenger mode
- Can use multiple input sources, not just credit bureau
- Can test logic by analyst at desktop
- Common inputs and outputs company wide, yet allows specific business customization
- Creates outputs ready for future model development
- Supports cross business solicitation
- Offers can be made by multiple businesses with their proprietary strategies with one pass

CORPORATE CREDIT MISSION

- Provide corporate oversight of:

  Scorecards
  Underwriting
  Account management
  Promotions and mailings
  Collections
  Privacy practices

- Foster best practices:
  - Manage communications and meetings on best practices
  - Work with each business to improve processes and technology
- Manage corporate initiatives:

  Restructure policy changes
  Homebase to Datahouse
  Fraud
  Scoring utility
  Collections assessments
  Cross selling
  Loss forecasting
  Strategyware implementation
  Credit bureau management
  Privacy
  Analytic databases

STRATEGIC CREDIT PROCESSES

- Credit Extension Program Approval for direct mail and other programs with large exposure
- Test and Learn: A culture of controlled experimentation
- Budgeting and Forecasting: Independent forecasting of delinquency and loss for comparison/validation of decentralized business unit projections
- Portfolio Review: Periodic reviews and issue specific reviews
- Risk Assessment: Lower risk tolerance across all areas of business

FORECASTING APPROACH

- Loss and delinquency is independently forecast by Business Units and Corporate, then reconciled. Process is repeated each quarter.
- Top Down Corporate Forecast - Baseline of constant "Lagged Charge-off Rate" adjusted for economic conditions, mixed seasoning and management actions.
- Bottom Up Business Unit Forecast - Baseline of segmented roll rate and vintage and management consensus adjusted for economic conditions and management actions.
- Reconciled and consensus outlook jointly reviewed with senior management.

RESTRUCTURE POLICIES

Overview

- Restructure policies are an inherent part of value proposition for our customers, for which they pay above bank prices
- Not intended to defer credit loss recognition or to overstate net income
- Allows customers to recover from "bumps in the road" and to preserve credit bureau information
- Allows collectors to work on higher-risk accounts that have not indicated a willingness and/or ability to pay
- Policies have been consistently applied and are appropriate for each product

LOAN RESTRUCTURING

Restructuring and the Marketplace

Wall Street Journal, Friday, November 1, 2002

- "Fannie Mae… is allowing (customer) to skip some payments"
- "The program's flexibility may actually help reduce defaults and foreclosures…and helps consumers stay in their homes"
- "Lenders also approve…and see it as benefiting people with irregular income streams or relieving situations in which people are temporarily cash-strapped

RESTRUCTURING CONTROLS

- Accounts must meet performance criteria to be eligible for restructuring
- Collectors incented on "promises to pay" and dollars collected
- Only experienced collectors may provide restructuring as a collection option/strategy
- Audits to ensure adherence to policy
- Restructuring stock and volume monitoring
- Restructured accounts carry higher reserves

RESTRUCTURE STOCKS

($ Millions)	12/31/02	6/30/02	12/30/01
Total Domestic Portfolio			
Never restructured	84.4%	83.3%	83.1%
Restructured in the last 6 mos.	6.5	7.4	9.0
Restructured in the last 7-12 mos.	4.1	5.1	3.6
Previously restructured	5.0	4.2	4.3
Total Restructured	15.6%	16.7%	16.9%
Total	100.0%	100.0%	100.0%
Total Restructured by Product			
Real Estate Secured	$8,473.2	$ 8,778.2	$ 8,667.1
Auto Finance	1,242.9	1,189.2	959.3
MasterCard/Visa	540.8	535.4	512.5
Private Label	1,255.4	1,237.5	1,332.4
Personal Non-Credit Card	3,768.1	4,195.1	4,191.5
Total	$15,280.4	$15,935.4	$15,662.8

LOWERING THE RISK PROFILE

We Have Prepared for an Economic Slowdown

- Emphasized real estate secured loans
- Increased collectors by 50%
- Tightened underwriting policy criteria
- Reduced credit lines in U.S. credit card businesses
- Eliminated unsecured loans to renters in U.S. branches
- Continuous strengthening of risk modeling capabilities
- Real-time monitoring of account performance

HOUSEHOLD

LOWERING THE RISK PROFILE

(%)



69
31
57
43
'97
'02
Unsecured
Real Estate Secured

ACTIONS TAKEN - UNDERWRITING

- Eliminated highest risk populations from credit solicitations (i.e. renters)
- Tightened underwriting policy criteria
  - Increased cutoffs
  - Raised minimum disposable income
  - Reduced initial credit lines
- Tightened lending authority and exception policies
  - Centralized lending authority
  - Reduced exception authority
  - Lowered lending authority
- Significantly improved existing risk models and introduced new ones

ACTIONS TAKEN – PORTFOLIO MANAGEMENT

- Converted unsecured loans to secured position
- Expanded credit line decrease programs.
- Focused on retaining and up-selling low risk accounts
  - Outbound campaigns
  - Inbound campaigns
- Significantly reduced contingent liabilities in credit card businesses

HOUSEHOLD

ACTIONS TAKEN - COLLECTION

Focused on Collections

- Legendary Performance Incentive Program - sponsored by CEO
- Customer Treatment Decision Tools
  - Best time to call
  - Treatment optimization
  - Adaptive control software
- Contact management database

ACTIONS TAKEN - COLLECTIONS

Dramatically increased the number of collectors both prior to the actual recession and after 9/11.



Collectors - Headcount All Businesses
Headcount (FTE)
6500
6000
5500
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
Jan-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
3,438
3,719
4,381
5,043
5,133
4,995
5,692
5,821
5,809
5,927
5,859
'01 Recession officially began

MANAGING THROUGH THE RECESSION

- However, losses rose less than the benchmark – U.S. bankruptcy filings
- Resilient performance was the result of preemptive management action



Comparison Lagged Charge-off rate and U.S. Bankruptcy filings
Lagged Charge-off Rate
U.S. Bankruptcy Filings
6.0%
5.5%
5.0%
4.5%
4.0%
420,000
385,000
350,000
315,000
280,000
Q1 00
Q3 00
Q1 01
Q3 01
Q1 02
Q3 02
Lagged Charge-off Rate
U.S. Bankruptcy Filings

SUMMARY

- Credit risk management skills, practices and technologies are "best in class"
- Accurate loss forecasts have enabled the company to prepare for the weak economy
- The company has continued to outperform the industry

HOUSEHOLD

HOUSEHOLD

CREDIT CARD SERVICES

Bobby Mehta
Group Executive

January 21-22, 2003

CREDIT CARD SERVICES

Receivables As of December 31, 2002


GM
39.1%
Union Plus
28.5%
Other
6.4%
Non-Prime
26.0%

STRATEGY FOR PROFITABLE GROWTH

- True partnership approach
- Full spectrum lending
- Leverage of Household franchise
- Customer care orientation (Sales and Service)
- Analytically driven decision making (Marketing, Risk, Collections)

HOUSEHOLD

LEVERAGING DATA AND ANALYTICS FOR PROFITABLE GROWTH

- Data and analytics are the foundation for decision-making
- Analytics and execution are aligned to turn insight into actions
  - Focused teams support each critical business function
- Teams leverage a common data infrastructure
  - Analytics are balanced with experience and judgement
- Test and learn approach

HOUSEHOLD

FRAMEWORK FOR ANALYTICAL DECISION MAKING



Turning insight into action
Data Warehouse/ Data Marts
Analytical Platforms
Channel/Process
Execution

EXECUTION: TURNING INSIGHT INTO ACTION


Financial Management/Forecasting
Originations
Portfolio Management
Risk Management
Data / Analytical Infrastructure

STRONG FINANCIAL MANAGEMENT PROCESS UNDERPINS RISK MANAGEMENT

- Originations, investment decisions and results tracking
  - Pro formas (5 year) utilize recent performance of "like" marketing cells
  - Risk-weighted capital based on portfolio
  - Vintage tracking on portfolio mailings

- Loss forecasting process
  - Joint process with Finance, Risk and Collections
  - Roll rate models
  - Vintage models
  - Econometric modeling and economic overlays

STRONG FINANCIAL MANAGEMENT PROCESS UNDERPINS RISK MANAGEMENT

- Financial forecasting process
  - Full P/L monthly by major portfolio
  - Common data infrastructure
  - Produce 18-month rolling forecasts
  - Continuous improvement of process (cost analysis/drivers, capital, treasury, etc.)
  - Recession and other scenarios
- Monthly business reviews
  - Focus on risks and opportunities to financial forecasts
  - Initiatives and trends

MODELS ARE CONTINUOUSLY VALIDATED WITH EXPERIENCE

Over 150 scorecards are in production today

- Leverage a suite of custom models
  - Risk and response models
  - Bankruptcy prediction models
  - Behavior scores
  - Transaction-based models
  - “Purpose-built” models
- Strict, well-documented control process governs the model development/validation process
  - Ensures statistical validity and legal/regulatory compliance

ORIGINATIONS

Data	Analytics	Business Processes	Results
Credit bureau	Risk	Monthly mailings	Response rates above industry
Demographics	Marketing	Offer optimization	Cost per account flat while volume of new accounts rising
Customer	Finance	Underwriting (Strategyware)	Risk-adjusted returns stable
Suppression			Increased frequency of mailings to monthly
Campaign history			Leading direct mailer (300M originations pieces mailed)
Response history			
Vertical lists			

HOUSEHOLD

PORTFOLIO MANAGEMENT

Data
Transaction
Account
Customer
Household
Offer
Response
Application
Behavior
Demographics
Models/Scores
Telephone
Points (GM)

Analytics
Risk
- Line management
- Risk-based pricing

Marketing
- Balance build
- Spend
- Retention
- Enhancement Services

Financial Forecasting

Business Processes
Data integration
Risk focused
Marketing focused

Results
Program execution (700+ compaigns annually)
Growth of inbound sales
Intelligent call routing
Monthly processes for all key actions

HOUSEHOLD

LOSS MITIGATION

Data

Falcon (fraud)

Bust-outs

Suspicious merchants

Transactions

Authorizations

Collections

Analytics

Current account

- Line management
- Repricing
- Authorizations

Delinquent accounts

- Collections treatment optimization
- Collections support (champion/challenger)

Business Processes

Collections analytics

Current account loss mitigation

Results

Collections

- Efficiency
- Effectiveness
- Optimization of treatment (CTO)

Fraud losses among lowest in industry

Current account loss mitigation provides substantial charge off savings

SUMMARY

- Results
  - Have improved consistently since 1998
  - Have proven highly predictable
- Overall portfolio growth has been prudent and controlled
- Underwriting and account management strategies have been appropriately conservative
- Collections and loss mitigation efforts have been very effective
- All strategies have a strong empirical and statistical foundation
- Rigorous review and control processes ensure sustainability of results

HOUSEHOLD

AUTO FINANCE

Bobby Mehta
Group Executive

January 21-22, 2003

AUTO FINANCE

- We finance primarily late-model used vehicles through franchised new vehicle dealers
- 10% direct lending through internet, direct mail and alliance partners
- Tremendous success of HAFC Superhwy.com
- $7 billion in managed receivables

UNDERWRITING TRENDS

Improving Collateral and Borrower Profile

	2002	2001	2000
Borrower			
Monthly Disposable Income	$1,709	$1,706	$1,613
Home Ownership	45%	40%	37%
FICO Score	598	587	576
Collateral			
Odometer Mileage	27,770	26,529	24,253
New Cars	24%	24%	29%
Loan Amount	$16,677	$15,938	$16,226
Wholesale Value of Car	$14,814	$14,704	$14,958
Average Term	63.5	63.1	64.0

HOUSEHOLD

KEY ISSUES

- Losses increased in late 2001 and 2002 due to:
  - A slow economic growth environment creating higher unemployment rate (frequency)
  - Zero percent manufacturers' programs creating declining/weak used car prices (severity)
- Used car prices have softened and likely to result in low recovery rates for the foreseeable future
- 4th quarter 2002 chargeoffs are higher due to weak used car prices, some of which is seasonal

HOUSEHOLD

RETAIL SERVICES

Sandy Derickson
Group Executive

January 21-22, 2003

RETAIL SERVICES BUSINESS OVERVIEW

- Second largest third-party private label provider
- $12.6 billion managed receivables
- Nearly 11 million active cardholders
- 70 active merchant relationships
- Approximately 2,300 employees in 7 locations

HOUSEHOLD

THE PRIVATE LABEL MARKET IS SIGNIFICANT

($ Billions)



+9%
$87.6
+.5%
$88.0
-1%
$87.2
+2%
$88.9
+4%
$92.5
-1%
$91.6
'96
'97
'98
'99
'00
'01

SOURCE: The Nilson Report

PRIVATE LABEL CREDIT IS ESSENTIAL TO RETAILERS

- Customers receive a distinct line of credit which increases buying power
- Merchant has greater flexibility in the design of credit promotions and structure of program economics
- Private label program provides valuable customer data for future marketing campaigns
- Customer loyalty is enhanced through formal rewards programs and targeted marketing
- Outsourcing allows retailer to leverage third party scale and expertise, minimize financial investment and risk, yet maintain key customer data

MARKET SHARE IS SHIFTING TO THIRD PARTIES

(%)



61%
39%
63%
37%
63%
37%
56%
44%
52%
48%
47%
53%
'96
'97
'98
'99
'00
'01
Proprietary
3rd Party

Private Label Receivable Share

SOURCE: The Nilson Report

THE PRIVATE LABEL MARKET REMAINS ATTRACTIVE



Proprietary Programs 47%
Third Party Providers 53%
Sears 24%
GE 26%
Target 3%
Household 12%
Federated 3%
Spiegel 3%
May 2%
Army Exchange 2%
Circuit City 2%
Dillards 2%
Saks 1%
Other Proprietary 5%
Other 2%
ADS 3%
Conseco 3%
Citicorp 7%

2001 - $91.6B MARKET

SOURCE: The Nilson Report

MARKET SHARE IS CHANGING

Proprietary Programs - 46%

Third Party Providers - 54%



(Pro-forma*)
Sears 24%
GE 19%
Household 14%
Citigroup 14%
Conseco 2%
ADS 3%
Other Third Party 2%
Other Proprietary 5%
Dillards 2%
Circuit City 2%
Army Exchange 2%
May 2%
Spiegel 3%
Federated 3%
Target 3%

* Pro-forma adjusted to reflect transfer of Home Depot from GE to Citigroup and Retail Services' proposed acquisition of Saks and Menards

SOURCE: The Nilson Report

OUR BUSINESS MODEL FOCUSES ON OUR PARTNERS' NEEDS

- Partnership focus provides alignment of interests
- Flexible program structuring meets financial needs of merchants
- Operational efficiency enhances price competitiveness
- "Home grown" system vs. outsourcing allows greater speed and flexibility
- Multiple origination channels promote merchant sales
- New commercial platform provides industry leading capabilities
- Recent initiatives have improved competitive position

HOUSEHOLD

OUR GROWTH CONTINUES TO EXCEED THE INDUSTRY

(%)



6%
-1%
10%
2%
8%
4%
17%
-1%
'98
'99
'00
'01
RS
PLCC Industry

SOURCE: The Nilson Report

OUR PORTFOLIO IS DIVERSIFIED


Consumer Electronics 34%
Furniture 25%
Rec Vehicle 21%
Misc 4%
Home Improvement 12%
Discount 4%

December 31, 2002

Our Partners Include Some Of The World's Largest And Best Retailers And Manufacturers



BEST BUY
0123456789123455
PREFERRED CUSTOMER
Q CARD
0123456789l2345
GINGER MARCH
QVC MEMBER # 9770 1172
DAVID'S BRIDAL
CHARGE CARD
0123456789l2345
PREFERRED CUSTOMER
COSTCO
WHOLESALE
GOLD STAR MEMBER
MITSUBISHI DIGITAL ELECTRONICS AMERICA, INC.
THREE DIAMOND® CARD
Goodwrench
0123456789l2345
PREFERRED CUSTOMER
DEALER NAME
DEALER PHONE NUMBER
SAKS FIFTH AVENUE
12 345 678
MENARDS
BIG
CARD

- Our 45 retailer partnerships include industry leaders such as Best Buy, QVC, Costco and Menards
- Our 17 manufacturer partnerships include great brands such as GM, Mitsubishi and Yamaha
- Our 8 commercial partnerships include both retailers and manufacturers such as Costco, Best Buy and Microsoft
- The acquisition of the Saks program provides strategic entry in the department store market

WE ARE MORE THAN JUST A CREDIT PARTNER

Household's Marketing Capabilities

Marketing Strategy/Consulting
- Customer needs/channel analysis
- Business strategy development
- Product innovation, eMarketing

CRM/Analytics
- Tailored/targeted Customer Relationship Management
- Loyalty program design and execution

Program Development/Execution
- Campaign design and execution
- In-house creative services
- Insurance/Enhancement services

Infrastructure Support
- Prospect data warehouse
- Loyalty program management
- Database and information management

Retailer

Maximizing Sales and Profitability by:

- Retaining and growing the existing customer base
- Identifying and attracting new customers
- Driving value for all stakeholders
- Leveraging key marketing strengths of retailers and Household

Household complements retailers in-house marketing capabilities

RISK CONTROL UTILIZES SIGNIFICANT ANALYTICS

- Credit underwriting uses proprietary scorecards and decision rules
  - Customer scorecards developed for specific merchant or industry programs
  - Scorecards revalidated periodically to maintain predictive value
- Proprietary bankruptcy models and internal fraud scorecards provide additional risk mitigation
- Custom models are complemented by the use of external credit and fraud tools
- Loss targets established for each merchant program to achieve approval rate consistent with program economics
- Experienced credit risk team (average 12 years industry experience) with additional support provided by Corporate Risk resources

OUR USE OF TECHNOLOGY PROVIDES ADDITIONAL CONTROL AND EFFICIENCY

- Online credit application procession ensures appropriate risk control yet provides positive point-of-sale experience
  - Credit risk tools and credit bureau interface incorporated in decisioning system
  - Over 90% of all credit decisions are automated
  - Response received within 8 seconds
- Best in Class call center technology ensures quality, efficiency and service
  - Champs
  - Geotel
  - Witness
  - Skill based routing
  - Expanded VRU capabilities
- Technology can ensure efficient and effective collections
  - Davox Dialer
  - Call tech (Austin Logistics)
  - Par 3
  - CHAMPS

HOUSEHOLD

TECHNOLOGY

Ken Harvey
Group Executive – Chief Information Officer

January 22, 2003

ENTERPRISE DECISIONING FLOW


Inbound Channels
Global Underwriting (Annualized Decisions)
Internet
Auto dealers
Branch Network
Merchant
Batch Vendor
Third Party
Call Centers
Global Credit Bureau
Global Decisioning
116.6 Million
Global Data Verification
Consumer Lending
6.3 Million
Retail Card
11.1Million
Credit Card
28.4 Million
Automotive
35.9 Million
Refund Lending
8.8 Million
Insurance
Rollout 2003
Customer Care
25.1 Million
Offer Optimization
.8 Million (Second Offers)
CUSTOMER

EMETRICS – ONLINE VISITORS, ACCOUNTS & LOANS

eCommerce – 2002, 2001 & 2002



7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Internet Originated Receivables ($000's)
Monthly Unique Visitors
Number of Internet Originated or Serviced Accounts
J
M
M
J
S
N
J
M
M
J
S
N
J
M
M
J
S
2000
2001
2002

CREDIT CARD SERVICES

eCommerce

Account Origination and eCare for Six Portfolios

2002 eCare Highlights:

- 1,542,779 new enrollees, Total = 3,213,287 Registered Customers
- 1.2 M Registered Bill Pay users made 8.9M payments totaling $2.667 B.

2002 Online Application Highlights:

- 767K Pre-selected Offer applicants, 500K Approved (65%)
- 906K "Walk-in" Applicants, 198K Approved (22%)

HOUSEHOLD

"BALANCING RISK AND REWARD IN CONSUMER LENDING"

Walt Rybak
Vice President - Credit Risk

January 21-22, 2003

CONSUMER LENDING

Credit Risk Management

- Responsibilities include:
  - Score card development
  - Underwriting analytics
  - Underwriting decision trees
  - Collection analytics
  - Loss forecasting
  - Credit risk system implementation
- Staff of 55 Analytical Specialists
  - Managers have 12+ years of experience

HOUSEHOLD

SCORECARD DEVELOPMENT

Consumer Lending

- Manager has 17 years experience
  - 6 scorecard development professionals on staff
  - Plans to expand group
- We believe in proprietary scorecards
  - Scorecards are product specific
  - Scorecards capture extensive data
    - Application
    - Prior payment history with Household
    - Credit bureau attributes

SCORECARD DEVELOPMENT

Consumer Lending

- Scorecards are rebuilt at least every 2 years; or sooner if needed
- Corporate credit must approve model development
- Scorecard performance is validated on a regular basis
  - Scores and approval rate monitored monthly
  - Delinquency forecasts validated quarterly

UNDERWRITING ANALYTICS

Consumer Lending

- 13 analysts review underwriting
  - Portfolio performance is reviewed every month
  - Regular review meetings with underwriting on policy and practices
  - Test and amend cutoffs
  - Decision trees developed with underwriting

UNDERWRITING ANALYTICS

Consumer Lending

- For real estate loans we believe in the "3C's"
  - Credit: Probability of default as predicted by our scorecard
  - Capacity: Ability to repay the debt measured as debt-to-income and disposable income
  - Collateral: Quality of the property
- We rely on our scorecards to evaluate credit, however underwriting personnel
  - Evaluate income and ability to repay loan
  - Reviews appraisals
  - Make judgements on exceptions to policy

COLLECTION ANALYTICS

Consumer Lending

- 12 Collection Analysts are responsible for:
  - Collection strategy development
  - Strategy analytics
  - Direct mail campaigns
  - Database development and maintenance
  - System implementation

COLLECTION ANALYTICS

Consumer Lending

- Strongly believe in "test and learn" approach
  - Accounts randomly assigned to groups
  - Different actions applied
  - Different offers made
  - Tests are tracked up to one year after installation
- Restructure policies are used to:
  - Maximize cash flow
  - Retain customers